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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No.)


                       HS Resources, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.001 per share
                 (Title of Class of Securities)

                            404297103
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event which requires filing of the statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

          Rule 13d-1(b)
       X  Rule 13d-1(c)
          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON      BP Amoco p.l.c.
      S.S. OR IRS IDENTIFICATION NO.
      OF ABOVE PERSON

2.    CHECK THE APPROPRIATE BOX IF  A
      A MEMBER OF A GROUP*          B

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF
      ORGANIZATION                  England

NUMBER          5.   SOLE VOTING POWER:         1,200,000 -
OF SHARES                                       Amoco Production Company
BENEFICIALLY                                    (See Exhibit 1)
OWNED           6.   SHARED VOTING POWER        0
BY
EACH            7.   SOLE DISPOSITIVE POWER:    1,200,000 -
REPORTING                                       Amoco Production Company
PERSON                                          (See Exhibit 1)
WITH            8.   SHARED DISPOSITIVE POWER:  0

9.    AGGREGATE AMOUNT
      BENEFICIALLY OWNED BY EACH
      REPORTING PERSON              1,200,000

10.   CHECK BOX IF THE AGGREGATE
      AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

11.   PERCENT OF CLASS
      REPRESENTED BY AMOUNT IN
      ROW 9                         6.4%

12.   TYPE OF REPORTING PERSON*     CO

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                      Schedule 13G
            Under the Securities Exchange Act of 1934

Item 1(a)       Name of Issuer: HS Resources, Inc.

Item 1(b)       Address of Issuer's Principal Executive Office:
                     One Maritime Plaza
                     Fifteenth Floor
                     San Francisco, CA 94111

Item 2(a)       Name of Person Filing: BP Amoco p.l.c.

Item 2(b)       Address of Principal Business Office:
                     BP Amoco p.l.c.
                     Brittanic House
                     1 Finsbury Circus
                     London EC2M 7BA
                     England

Item 2(c)       Citizenship: England

Item 2(d)       Title of Class of Securities: Common Stock, par value
                     $0.001 per share

Item 2(e)       CUSIP Number:  013849 (for BP Amoco p.l.c. ordinary shares)
                               05562210 (for BP Amoco p.l.c. American
                                    depositary shares)

Item 3          Inapplicable

Item 4(a)       Amount Beneficially Owned: 1,200,000 shares owned by
                     Amoco Production Company (See Exhibit 1)

Item 4(b)       Percent of Class: 6.4%

Item 4(c)(i)    Sole power to vote or to direct the vote - 1,200,000
                    - Amoco Production Company - (See Exhibit 1)

Item 4(c)(ii)   Shared power to vote or to direct the vote - 0

Item 4(c)(iii)  Sole power to dispose or to direct the disposition of
                - 1,200,000 - Amoco Production Company - (See
                Exhibit 1)

Item 4(c)(iv)   Shared power to dispose or to direct the disposition of - 0

Item 5          Ownership to Five Percent of Less of a Class:
                If this statement if being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                     Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                Amoco Production Company (See Exhibit 1)

Item 8          Identification and Classification of Members of the Group:
                Inapplicable

Item 9          Notice of Dissolution of Group:
                Inapplicable

Item 10         Certification:
                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE       After reasonable inquiry and to the best of my
                knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 12, 1999

Signature:      /s/ Gillian E. Young
Name/Title:     Gillian E. Young, Assistant Company Secretary

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                            EXHIBIT 1

Schedule 13G
Under the Securities Exchange
Act of 1934 - HS Resources, Inc.

     Amoco Production Company owns 1,200,000 shares of HS
Resources, Inc. BP Amoco Company owns 100% of the common stock of Amoco Production Company. BP Amoco Corporation owns 100% of the common stock of BP Amoco Company. BP Amoco p.l.c. owns 100% of the common stock of BP Amoco Corporation.

Note: Effective December 31, 1998 Amoco Corporation merged with The British Petroleum Company. As a result of the merger Amoco Corporation became a wholly owned subsidiary of The British Petroleum Company. In addition, The British Petroleum Company changed its name to BP Amoco p.l.c. and Amoco Corporation changed its name to BP Amoco Corporation.
_______________________________
* SEE INSTRUCTION BEFORE FILLING OUT!